Via EDGAR and U.S. Mail

December 21, 2007

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mailstop 7010
Washington, DC  20549 - 7010

Re:           St. Mary Land & Exploration Company
 Form 10-K/A for the Fiscal Year Ended December 31, 2006
 File No. 1-31539

Dear Mr. Schwall:

Please find our response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filing as set forth in your letter dated November 27, 2007, which we received on December 3, 2007.  As a courtesy, we have reproduced the applicable portion of the letter in our responses.  The comments are in bold text and our responses are incorporated within the document in normal text:

Form 10-K for the year ended December 31, 2006

General

1.
Make corresponding changes to all related disclosure in your Form 10-K and other Exchange Act filings, as appropriate.  This will eliminate the need for us to repeat comments for any corresponding disclosure that appears elsewhere in the Form 10-K or in your filings on Form 10-Q, for example.

We believe that the responses in this letter are sufficient to respond to the Staff’s comments.  We do not believe that any amendments to historical filings are necessary and accordingly, we respectfully request that the Staff accept our proposal to include in future filings disclosure which reflects our responses where supplemental or clarifying or discussion might be helpful and appropriate.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 21, 2007

Properties – page 23

2.
We note that the following comment was issued with regard to your Form 10-K for the year ended December 31, 2005.  In response to our comment, you indicated that you would comply with disclosure requirements in future filings.  Please revise your filing to comply with this earlier comment, or tell us how your current disclosure complies.

With regard to your disclosure of “PV-10 value,” “Reserve replacement – including sales,” and “Reserve replacement – excluding sales” on page 24 and elsewhere in your filing, please note that we consider these to be non-GAAP measures.  As such, they must be accompanied by the appropriate disclosure required by Regulation S-K, Item 10(e).  Your disclosure should include, among other things, a reconciliation to the most directly comparable GAAP measure.  In the case of “PV-10 value,” we consider the standardized measure of future net discounted cash flows, as set forth in paragraph 30 of SFAS 69, to be the most directly comparable GAAP measure.

Please note that we have previously responded to this comment in a response letter dated May 17, 2006.  In addition, we specifically discussed elements of the reserve replacement disclosure with Mr. H. Roger Schwall and Mr. James Murphy of the Staff on April 11 and 12, 2005, in connection with the response to the Staff’s comment letter dated March 24, 2005, with respect to our 2004 Form 10-K, and we believed that we had resolved the Staff’s desired form of disclosure of such items through changes made to the presentation of such items in the 2005 and 2006 Form 10-Ks.  We believed at the time we had adequately addressed the Staff’s concerns and had agreed with the Staff as to the benefit of our disclosures related to these non-GAAP measures.  We further understood from discussions with Mr. Schwall, that the disclosure was helpful and appropriate in explaining our belief as to the importance of these measures to the users of financial statements.  We documented the agreed conclusions from the aforementioned telephone conversation in a letter dated April 27, 2005, which was addressed to Mr. Murphy as well as the aforementioned response letter dated May 17, 2006, addressed to Mr. Schwall.

Our compliance with the agreed upon disclosures is integrated into the Form 10-K/A within a framework where each section supports another, accordingly, we have disclosed in a variety of locations how the calculations work, why we believe these measures are relevant and how they are useful to a reader.  Our view is that the Form 10-K document would be unnecessarily redundant if we included the descriptive nature and justification for using these measures at each place in the document they are used.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 21, 2007

As to the reconciliation of the PV-10 value disclosure, we have a definition of this measure on page 13 of our Form 10-K/A.  The definition describes that it is being used as an “indicative representation of the relative value of the Company” so that it can be used as a comparison to other companies.  As set forth on page 29 in the Reserves section, we are not using this measure in lieu of the standardized measure of discounted future net cash flows; rather we are using it in addition to this GAAP defined measure.  We do recognize the requirement of Regulation S-K, Item 10(e)(1)(i)(B) and note that St. Mary inadvertently omitted a tabular presentation as a footnote to the Reserves section on page 29 that presents the reconciliation between the PV-10 value measure and the standardized measure.  We do not believe that the presentation in our Form 10-K/A, as it currently is presented, is misleading or would cause a reader to misunderstand St. Mary’s business, oil and gas reserves, asset base, financial position or results of operations.  Accordingly, we do not believe that an amendment to the 2006 Form 10-K/A is necessary and we will undertake to include the tabular presentation and reconciliation in future Form 10-K filings as presented in the following format.  The information below is only for 2006, however, in the actual filings we will include information for all years required.

(in thousands)

Standardized measure of discounted future net cash flows	$1,576,437
Addback: 10 percent annual discount, net of income taxes	1,238,308
Addback: Future income taxes	1,125,955

Undiscounted future net cash flows	3,940,700
Less: 10 percent annual discount without tax effect	(1,783,251)

PV-10 Value	2,157,449

Since there is no “most directly comparable GAAP measure” of reserve replacement, there is not any reconciliation deemed necessary.  We do however refer to our disclosure on page 40 of the MD&A as to how management uses the measures and the glossary definitions on page 13 as to the definitions and description of the manner in which the calculations can be re-performed.  Each of these topics is discussed more fully later in this letter.

With regard to your reserve replacement measures, please:

•
Describe how the ratios are calculated.  We would expect the information used to calculate these ratios to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69.

Page 13 – Within the Glossary section of the Form 10-K/A, the definitions of PV-10 value, Reserve replacement percentage – excluding sales and Reserve replacement

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 21, 2007

percentage – including sales is provided to readers of the document. Specific to the definition of PV-10 value, we include the statement that this amount specifically excludes  the effect of income taxes and go on to further state that this measure “provides an indicative representation of the relative value of the Company on a comparative basis to other companies and from period to period.”  As to the reserve replacement definitions, you will note that the definitions on page 13 of our Form 10-K/A explicitly state that these measures are non-GAAP measures and go on to state our belief as to the comparability that such measures provide and our belief as to the widely utilized and understood nature of these measures within our industry.  Included in the definitions are precise directions for recalculating the reserve replacement numbers from the detail line items in the oil and gas volume disclosures in Note 12 of the Notes to Consolidated Financial Statements on page F-36.

•	Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate these ratios using:

      o  non-proved reserve quantities; or,

We confirm to the Staff that all of the reserves added are proved and therefore the calculations do not include any unproved reserves.  As to the status of the reserves added, we did include a brief discussion at the bottom of page 15 in the section titled The actual quantities and present value of our proved oil and gas reserves may be less than we have estimated, that delineate the composition of our proved developed producing reserves, our proved developed non-producing reserves, and our proved undeveloped reserves.

      o  proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

We confirm that all of our oil and gas reserves are owned by 100 percent owned subsidiaries or directly by the parent entity.  As a result, 100 percent of the change in reserves is attributed to our net working and revenue interests.  We also note for the Staff’s understanding that St. Mary has fully consolidated each of its subsidiaries that own oil and gas producing properties and that it does not have any ownership structures that would provide for any percentage of reserves from entities using the equity method of accounting.  Accordingly, the reserve replacement metrics can be calculated directly from the line items in the oil and gas disclosures on page F-36 as described previously.

•	Identify the reasons why proved reserves were added.

      o  The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions.  Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements’ control impact the amount of reserve additions from that source from period to period.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 21, 2007

On page 2 of the Form 10-K/A we include in the Business section a description of the resulting percentage measures associated with reserve replacement in the context of how our reserves had changed during the year, as well as what components of our reserve replacement from organic drilling operations and from acquisitions.  Included in this section is relevant discussion of where the largest reserve additions were to the Company.  These measures also address common questions asked by analysts and are used in the assessment of Company performance.  It is not possible to predict if the reserve additions will continue, consistent with our disclosure in the risk factors section of the document.  On pages 44 and 45 of our Form 10-K/A we provide detailed disclosure of our capital investment budget for 2007 by region, with indicative descriptions of where the emphasis of the investment will be throughout the Company.  Additionally, we describe the pricing assumptions utilized to build the capital investment budget and the manner in which we intend to monitor the ongoing program.  As we refer to in other aspects of our response, the risk factors add additional information as to some of the external factors outside of management’s control that have the ability to impact the amount of reserve additions from future activity.

•
Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

With regard to disclosure as to uncertainties about reserve additions we refer the Staff to our existing risk factors disclosures.   The risks described are representative to the industry as a whole and we have refined our disclosures to address those situations that are most relevant and specific to St. Mary.

•	Page 15 – If we are not able to replace reserves, we will not be able to sustain production;
•	Page 15 – The actual quantities and present value of our proved oil and gas reserves may be less than we have estimated;
•	Page 17 – Exploration and development drilling may not result in commercially productive reserves;
•	Page 18 – Future oil and gas price declines or unsuccessful exploration efforts may result in write-downs of our asset carrying value;
•	Page 18 – Substantial capital is required to replace our reserves;
•	Page 18 – We are subject to operating and environmental risks and hazards that could result in substantial losses;
•	Page 20 – Our operations are subject to complex laws and regulations, including environmental regulations that result in substantial costs and other risks.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 21, 2007

We believe that these disclosures, together with the Cautionary Information about Forward Looking Statements section beginning on page 9 and the information on page 49 where we describe the Sources of cash available to the Company for future development and well as our view as to the adequacy of our existing capital structure and the potential need to seek funding from the capital markets, allow a reader to be adequately informed of the risks to the industry as a whole as well as specifically to St. Mary.

To emphasize the variability and uncertainty of estimating oil and gas reserves we also include in the Reserve Replacement and Growth section of our MD&A, discussion about aberrations from period to period and why we believe multi-year measures are more representative of the performance of companies in our business.  Over the three years ended 2004, 2005 and 2006 our total net revision was an upward 38.1 BCFE adjustment.  Relative to our year-end reserves at each of the aforementioned period year-ends, the revision line has represented less than 4.3 percent of the total period end reserve quantities.  As such, we do not believe that the change from the revision line is of such a size as to warrant any additional disclosure.  Where we do have more significant items in our revision line for a specific year, we explain the reasons in our disclosures in order to enhance the information provided to users of the document as it relates to the movements in reserves.  Such an example is in the first full paragraph on page 2 of the Form 10-K/A: “We had a net upward revision of 14.1 BCFE, which was comprised of an upward performance revision of 66.3 BCFE and a downward price revision of 52.2 BCFE.”

•
Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

Related to the time horizon over which the reserve additions are expected to be produced, reserves have been added as a result of drilling activity (including proved developed and proved undeveloped reserves) and acquisitions.  Our additions have been in geographic areas where St. Mary had previously established core areas of operations and these reserve additions do not have substantially different characteristics than the existing assets, unless described.  To the extent we have grown our presence in an area such as the Permian acquisition that was disclosed on pages 39, 40 and 41 of the document, we provided additional disclosure.  On these pages, we attempt to inform readers as to our regional emphasis and the assets that are expected to become productive through deployment of investment capital.  Please also note the reserve life referenced in the Proved Reserves Data table on Page 29 which had increased slightly over the last three years, indicating that the proved reserve additions are substantially similar in character to the pre-existing proved reserves.  Our Proved Undeveloped (“PUD”) Reserves increased from 18 percent to 22 percent of total proved reserves, indicating that a higher percentage of the proved reserves are currently undeveloped, and thus, will require a slightly longer time horizon to be produced.  We believe that the disclosures in the first full paragraph on page 2 of the Business section, the second paragraph of the Reserve Replacement and Growth topic covered in the opening section of our MD&A on pages 34 and 35 describing the increase in the PUD percentage, and the description of the drilling program in the Outlook for 2007 topic beginning on page 44 of our MD&A disclosure for each of our operating regions provides meaningful disclosure as to our intent to convert proved undeveloped reserves to proved developed properties.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 21, 2007

While it is not possible to precisely estimate the time over which proved reserves are estimated to be produced, we do believe that the production amounts that are disclosed as an element of the oil and gas volume reconciliation disclosed on page F-36 provides a good representation of the rate of decline of our reserve base when considered with other descriptive items in the Form 10-K.  Additionally, to the extent we enter new producing areas, we have attempted to describe new added asset areas and we believe we have adequately informed a reader of such throughout the document.

•	Disclose how management uses these measures.

Our disclosure as to how management uses these measures is incorporated in our MD&A on page 40.  The MD&A disclosure includes management’s goals as related to reserve replacement and how we believe a 200 percent reserve replacement is important for growing net asset value per share, and then we describe how St. Mary has performed against those goals.  This information is included in our disclosures because we believe they are important metrics to understand the performance of our operations.  Accordingly, we provide the information to the readers of our Form 10-K/A.  These disclosures represent management’s belief as to why the presentation of these measures provides useful information to investors regarding our asset base, which then provides a basis for assessing the Company’s performance and financial condition.

As can also be seen on page 29, the reserve measures are disclosed in the table of Proved Reserve Data.  This disclosure provides the regulatory required items plus those additional measures that we believe to be important for measuring and benchmarking our performance.  These measures are displayed with equal prominence to other data provided in the table so as not to imply that the supplemental measures are more or less important than other measures.  The use of PV-10 rather than the standardized measure is believed to be a more practical basis for comparison of the relative size of specific regions.  Throughout the PROPERTIES section of the Form 10-K/A, we use this measure as a basis of comparison to provide the readers a sense of the concentration of our assets.  As set forth in the disclosures in this section, there are some operating areas and specific fields that are of notable concentration.  We believe that including the effect of income taxes to arrive at a similar standardized measure for each region or property grouping would be less meaningful to the

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 21, 2007

comparison, as the tax basis is different for each property grouping.  Because of the different tax basis, the standardized measure value would not necessary be the most indicative measure to provide a basis for comparison of the concentration of the assets or asset groupings within the Company.

•	Disclose the limitations of these measures.

The limitations of these measures are the same limitations inherent in the estimation of oil and gas reserves, which we believe are adequately disclosed on page 15 in the caption titled The actual quantities and present values of our proved oil and gas reserves may be less than we had estimated.  The measures are quite straightforward and management believes that it has described how we use such measures and why management believes they are relevant.

Executive Officers of the Registrant, page 32

3.
Item 401 of Regulation S-K requires you to provide a complete five year biographical sketch for your officers and directors.  However, your disclosure in some sketches is ambiguous with regard to time or appears to leave substantial gaps in the five year period.  For example, Mr. Schuyler’s sketch appears to have a gap of 17 months and Mr. Best’s sketch has a gap of eight months, while up to eleven months of Mr. Ottoson’s experience in 2006 is not clearly described.  Please revise to eliminate all gaps and ambiguities with regard to time in the sketches.

The intent of our disclosure associated with the executive officers is to describe the business experience as required by Item 401(e).  It is important to note that the disclosures were reviewed by legal counsel and that the intent was to provide meaningful information rather than to omit any information on an intentional basis.

Specifically as to Mr. Best, his disclosure is factually accurate; the eight month gap you refer to was the period from October 2005 to June 2006.  During this period, Mr. Best was developing a business plan and attempting to raise capital for a start-up exploration and production entity.  As this was in a development stage and not an operating business, disclosure was omitted since it was not considered an occupation or employment which fell within business experience for purposes of Item 401(e) of Regulation S-K.  We will however describe this activity in future filings where Mr. Best’s background is disclosed.

As to Mr. Ottoson, the intent of our disclosure was to provide an indication of his professional experience in the industry.  In light of your comment and after re-reading the disclosure, we agree that the disclosure can be enhanced to more precisely comply with the provisions of Regulation S-K.  We intend to revise the disclosure prospectively for Mr. Ottoson to read consistently with the following:

Javan D. Ottoson joined St. Mary in December 2006 as Executive Vice President and Chief Operating Officer.  Mr. Ottoson has been in the oil and gas industry for over 20 years.  From April 2006 until he joined St. Mary in December 2006, Mr. Ottoson was Senior Vice President - Drilling and Engineering at Energy Partners, Ltd.  Mr. Ottoson managed the Permian basin assets for Pure Resources, Inc., a Unocal subsidiary, and its successor owner Chevron, from July 2003 to April 2006.  From April 2000 to July 2003, Mr. Ottoson owned and operated a homebuilding company in Colorado and ran his family farm.   Prior to 2000, Mr. Ottoson worked for ARCO in management and operational roles.  These roles included President of ARCO China, Commercial Director of ARCO British, and Vice President of Operations and Development, ARCO Permian.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 21, 2007

Lastly, for Mr. Schuyler, during the period from July 2002 to December 2003, Mr. Schuyler was retired and was pursuing a masters degree, therefore such activity was not considered to be part of his business experience for purposes of Item 401(e) of Regulation S-K.  Additionally, we disclosed in a press release on June 14, 2007, that was furnished with a Form 8-K the next day, that Mr. Schuyler had resigned from the Company to pursue other professional interests.  Accordingly, we do not believe any additional disclosure is necessary or would be helpful to a reader to understand Mr. Schuyler’s professional qualifications.

Controls and Procedures, page 70

4.
Given your need to amend your Form 10-K to correct certain financial and other disclosures, please explain to us why you state in the amended Form 10-K and in subsequent filings on Form 10-Q that your disclosure controls and procedures are effective.  Please explain to us in greater detail how and by whom the erroneous disclosure in your initial Form 10-K was discovered.  Explain the specific steps that the company has taken, if any to prevent such errors from recurring in the future.  If appropriate, file amended reports to address this issue.  We may have additional comments.

The amendment of our Form 10-K filed on March 21, 2007, was described fully and in detail in the accompanying explanatory note that was included in the opening page of the Form 10-K/A.  This has been reproduced below for ease of reference.

This Amendment on Form 10-K/A to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006, by St. Mary Land & Exploration Company (the “Company”) is being filed to correct certain disclosures appearing under Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, on pages 48, 51 and 52, and a disclosure appearing under Item 8, Financial Statements and Supplementary Data, in the Notes to Consolidated Financial Statements on page F-20.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 21, 2007

Page 48 of the original filing incorrectly indicated that the number of shares of common stock issued by the Company in 2004 as a result of stock option exercises was 27,748 shares, whereas the correct amount was 1,399,052 shares. Page 51 of the original filing incorrectly indicated that the cash received from oil and gas sales, net of realized effects of hedging, increased $47.9 million to $758.9 million for the year ended December 31, 2006, whereas the correct amounts were $152.5 million and $802.1 million, respectively. Page 51 of the original filing also incorrectly indicated that the cash received from oil and gas sales, net of realized effects of hedging, increased $268.6 million to $651.6 million for the year ended December 31, 2005, whereas the correct amounts were $265.0 million and $649.6 million, respectively. Page 51 of the original filing further incorrectly indicated that the year ended December 31, 2004, reflected $20.7 million net cash received from short-term investments and from the expiration of the restriction period for funds held for tax-deferred exchange of oil and gas properties, whereas the correct amount was $21.4 million. Page 52 of the original filing incorrectly indicated that the 2006 increase in costs incurred for capital and exploration activities was a result of planned increases in drilling activity and a $196.2 million increase in acquisitions, whereas the correct amount was $195.0 million. Page F-20 of the original filing incorrectly indicated that the Company’s interest rate for ABR loans when its borrowing base utilization percentage is greater than or equal to 50% but less than 75% is equal to prime plus 0.250%, whereas the correct interest rate is prime plus 0.000%.

Pursuant to the rules of the SEC, Item 15 of the original filing has been amended to contain currently dated certifications of the Company’s Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

The correct amounts as described above are reflected in the corrected disclosures in this Form 10-K/A. All other information contained in the original Form 10-K remains unchanged, and the entire report with all Items is included in this Form 10-K/A for the convenience of the reader. The Company has not updated the disclosures contained herein to reflect events that occurred after the date of the original filing.

The errors in the disclosures were detected internally by our financial reporting staff as we were accumulating the supporting documentation for a “comfort letter” that was being prepared for the initial purchasers by our Independent Registered Public Accounting Firm in conjunction with a then pending private offering of convertible debt securities under Section 4(2) of the Securities Act and Rule 144A.  The errors were traced back to specific situations where the individual preparing the MD&A or footnote disclosure was also internally calculating and referencing the support to the documentation file.  Accordingly, we had certain situations where the internal preparer of information was reviewing their own work, which was not in accordance with the intended internal design of our disclosure controls and procedures.  These were mechanical human errors in following the designed procedures.  The

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 21, 2007

result of these isolated situations of not following the designed procedures was the input of incorrect numerical items in some narrative disclosures in the original filing.  Upon discovery the items were assessed for materiality, reviewed by management, and discussed with the Audit Committee and SEC counsel.  Following this analysis it was concluded that no Item 4.02 Form 8-K was required since there was not a material misstatement in the financial statements, after which the Form 10-K was corrected.

While management and counsel reviewed and provided comments to the financial reporting group as part of the preparation process for the Form 10-K, the items described above were not discovered in those reviews.  The reason for this was that the items were directionally correct, such as the cash flow disclosures, and therefore did not elicit questions.  Factually, the borrowing grid item in the financial statement footnotes was simply a typographical preparation error.  Lastly, as to the disclosure in the sentence describing the options exercised on page 48, this was simply a matter of capturing an incorrect number from our detailed working papers as part of the  preparation of the report, and therefore an incorrect number was typed in the document.  The underlying data in our working papers was accurate and properly disclosed in the stock option reconciliation disclosure on page F-27.

In coming to our conclusion as to whether or not we continued to have effective disclosure controls and procedures and in connection with the associated certifications required and provided pursuant to ITEM 9A, we considered the accuracy of the underlying financial statements and disclosures, whether there were errors in the preparation of the financial statements and associated disclosures, the isolated nature of the incorrect items and the accuracy of related information contained elsewhere in the filing.  While we attempt to issue documents that are absolutely error free, we also appreciate that our disclosure controls are intended to provide reasonable assurance rather than absolute assurance. For example, the item associated with the cash received for oil and gas sales was directionally accurate, and therefore maintained the integrity of the trend analysis.  The error was that we had simply picked up the accrual number rather than the cash number as described in the text.  Similarly regarding the cash received from short-term investments, the difference in disclosure amount of $0.7 million is not considered material from a quantitative or qualitative perspective.  The options exercise number disclosed was for 2004 and both the financial statements and the disclosure table included in footnote 7 on page F-27 were accurate.

Without regard to the reason for the errors, we were extremely disappointed that they had occurred, and we pursued correction immediately.  As described earlier, we assessed the errors and made the corrections quickly and included the Form 10-K/A in the hard copy annual report that was mailed to shareholders.  In making the determination as to the impact on the assessment of the effectiveness of the disclosure controls and procedures, we documented the items and our assessments and discussed the matter with our Audit Committee at a special meeting.  The Audit Committee agreed with managements’ conclusions that our disclosure controls and procedures were still effective when taken as a whole.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 21, 2007

We have subsequently reemphasized the importance of a thorough self-review as well as an independent internal review of information that is prepared and subsequently required for disclosure in the financial statements or other elements of the Form 10-K or Form 10-Q such as MD&A.  We have reemphasized that a separate knowledgeable individual be responsible for referencing and testing the supporting internal working papers in order to provide reasonable assurance that the items disclosed will be accurate.

Note 1 – Summary of Significant Accounting Policies, Page F-8

Oil and Gas Producing Activities, page F-9

5.
You state that DD&A of capitalized costs is calculated using the units-of-production method based upon proved reserves.  Confirm to us and disclose in future filings, if true, that capitalized costs of exploratory wells that have found proved reserves and capitalized development costs are amortized on the basis of the total estimated units of proved developed reserves, rather than on the basis of all proved reserves, or revise your accounting accordingly.  Refer to SFAS 19, paragraph 35.

We hereby supplementally confirm to the Staff that our proved developed oil and gas assets are amortized on the basis of total estimated units of proved developed reserves in conformity with the provisions of paragraph 35 of SFAS 19.  Included in the numerator to the calculations are the costs associated with capitalized exploratory drilling and development costs of our oil and gas assets.  These costs in large part result from our drilling activity, however, we note that included in this line item classification is allocated costs of proved developed reserves of acquired properties.   We also confirm that the acquisition costs for undeveloped locations are amortized over the total proved reserve base as described in paragraph 35 of SFAS 19.

We will provide expanded disclosure consistent with the confirmation statements above in our future filings.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 21, 2007

Closing Comments

In connection with our responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our explanations and our proposal to enhance future disclosures.

Please contact me at (303) 863-4334 with any further questions.

Regards,

/s/ DAVID W. HONEYFIELD
David W. Honeyfield
Senior Vice President-Chief Financial Officer and Secretary

cc:             Dwight Landes, Ballard Spahr Andrews & Ingersoll, LLP
  Dennis Boylan, Deloitte & Touche, LLP
      William J. Gardiner, Chairperson of the Audit Committee of the St. Mary Land & Exploration Company Board of Directors